

Mail Stop 7010

September 6, 2007

via U.S. mail and facsimile

E. Lynn Wilkinson
Vice President Finance and
  Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341

>   **Re: Omega Flex, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed April 2, 2007**
>   **File No. 0-51372**

Dear Mr. Wilkinson:

        We have reviewed your response letter dated August 20, 2007 and have the following additional comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures, page 24

We note your response to the comment in our letter dated August 6, 2007. Specifically, you state, "[t]he Company believes that it is more appropriate than not to continue to exclude disproportionately large and anomalous items from Core Operating Profits in arriving at a non-GAAP financial measure in the belief that excluding those charges provides to the investors a clearer picture of the Company's prospects for future performance, and enables a better comparison to prior and future periods when the anomalies have ceased." Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" states the following:

Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no *per se* prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring, in Management's Discussion and Analysis of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company's financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed.

Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. [Emphasis added.]

Based on the above guidance, we do not disagree that the class action litigation expense should be discussed in MD&A. As noted in the second paragraph from Question 8, certain charges included within US GAAP measures may need to be identified, discussed and analyzed separately within MD&A. However, it does not appear to us that the need to discuss these charges necessarily warrants your non-GAAP measure presentation for an investor to obtain an understanding of your operating performance. The litigation expenses can be and/or were identified, discussed and analyzed separately from operating profit discussions.

In addition, Question 8 further states that non-GAAP measures eliminating recurring items may be more likely permissible, if you believe it is probable that the financial impact of the item will disappear or become immaterial within the near-term. While the litigation expense you incurred and are currently eliminating from operating profit are larger than your other current litigation expenses, it remains that it is a product liability litigation, which you are subject to currently and will most likely be subject to in the future based on the nature of your business. As such, it is difficult for us to understand how these litigation expenses are non-recurring. Based on the above, your non-GAAP measure with the adjustments for these litigation expenses is not appropriate under Item 10(e) of Regulation S-K. Therefore, we believe you should revise your presentation of core operating profits in future filings.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief